# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: National Energy Services Reunited Corp., CIK 0001698514
CUSIP: G6375R107
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 777 POST OAK BLVD., 7TH FLOOR, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 11/13/2025
Amends the filing with accession number 0001493152-25-024742
Filed by CIK 0001750547
Persons authorized to receive notices and communications: Mubbadrah Investment LLC, Building No. 1/21 Way No. 5001, Near Al Nadha Towers, Ghala,, Muscat, Oman (P4), XX, 968 24390901

## Reporting persons
- Mubbadrah Investment LLC (CIK 0001750547): type of reporting person: other (OO); citizenship or place of organization: Oman (P4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,278,532; sole dispositive power 0; shared dispositive power 4,278,532; aggregate amount beneficially owned 4,278,532 (4.25% of the class)
  Comment: (2) This Schedule 13D is filed by Mubbadrah Investment LLC ("Mubbadrah"), Wild Investment LLC, formerly Wild Holding LLC ("Wild Investment"), Myrad Investment LLC, formerly Myrad Holding LLC ("Myrad Investment"), Yasser Al Barami ("Mr. Al Barami") and Hilal Al Busaidi ("Mr. Al Busaidi" and, together with Mubbadrah, Wild Investment, Myrad Investment, and Mr. Al Barami, the "Reporting Persons"). The Reporting Persons each expressly disclaim status as a group for purposes of this Schedule 13D. (8, 10 and 11) Consists of 4,278,532.00 ordinary shares, no par value ("Ordinary Shares"), of National Energy Services Reunited Corp. (the "Issuer") held by Mubbadrah. Wild Investment and Myrad Investment each own 50% of Mubbadrah. Mr. Al Barami owns 90% of Wild Investment and Mr. Al Busaidi owns 97.5% of Myrad Investment. By virtue of these relationships, Wild Investment, Myrad Investment, Mr. Al Barami and Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Each of Wild Investment, Myrad Investment, Mr. Al Barami and Mr. Al Busaidi disclaim beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of each of their pecuniary interests therein. (13) The percentage is calculated based upon a total of 100,777,759 Ordinary Shares, no par value, of National Energy Services Reunited Corp., outstanding as of September 30, 2025, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 13, 2025, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer. (13) This Amendment constitutes an exit filing for the Reporting Person. (13) This Amendment constitutes an exit filing for the Reporting Person.
- Wild Investment LLC (CIK 0002062867): type of reporting person: other (OO); citizenship or place of organization: Oman (P4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,278,532; sole dispositive power 0; shared dispositive power 4,278,532; aggregate amount beneficially owned 4,278,532 (4.25% of the class)
  Comment: (8, 10 and 11) Consists of 4,278,532.00 Ordinary Shares held by Mubbadrah. Wild Investment owns 50% of Mubbadrah. By virtue of this relationship, Wild Investment may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Wild Investment disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein. (13) The percentage is calculated based upon a total of 100,777,759 Ordinary Shares, no par value, of National Energy Services Reunited Corp., outstanding as of September 30, 2025, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 13, 2025, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer. (13) This Amendment constitutes an exit filing for the Reporting Person.
- Myrad Investment LLC (CIK 0002062755): type of reporting person: other (OO); citizenship or place of organization: Oman (P4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,278,532; sole dispositive power 0; shared dispositive power 4,278,532; aggregate amount beneficially owned 4,278,532 (4.25% of the class)
  Comment: (8, 10 and 11) Consists of 4,278,532.00 Ordinary Shares held by Mubbadrah. Myrad Investment owns 50% of Mubbadrah. By virtue of this relationship, Myrad Investment may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Myrad Investment disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein. (13) The percentage is calculated based upon a total of 100,777,759 Ordinary Shares, no par value, of National Energy Services Reunited Corp., outstanding as of September 30, 2025, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 13, 2025, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer. (13) This Amendment constitutes an exit filing for the Reporting Person.
- Yasser Al Barami (CIK 0002062790): type of reporting person: individual (IN); citizenship or place of organization: Oman (P4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,278,532; sole dispositive power 0; shared dispositive power 4,278,532; aggregate amount beneficially owned 4,278,532 (4.25% of the class)
  Comment: (8,10,11) Consists of 4,278,532.00 Ordinary Shares held by Mubbadrah. Mr. Al Barami owns 90% of Wild Investment, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Barami may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Barami disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein. (13) The percentage is calculated based upon a total of 100,777,759 Ordinary Shares, no par value, of National Energy Services Reunited Corp., outstanding as of September 30, 2025, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 13, 2025, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer. (13) This Amendment constitutes an exit filing for the Reporting Person.
- Hilal Al Busaidi (CIK 0002062994): type of reporting person: individual (IN); citizenship or place of organization: Oman (P4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,278,532; sole dispositive power 0; shared dispositive power 4,278,532; aggregate amount beneficially owned 4,278,532 (4.25% of the class)
  Comment: (8, 10 and 11) Consists of 4,278,532.00 Ordinary Shares held by Mubbadrah. Mr. Al Busaidi owns 97.5% of Wild Investment, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Busaidi disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein. (13) The percentage is calculated based upon a total of 100,777,759 Ordinary Shares, no par value, of National Energy Services Reunited Corp., outstanding as of September 30, 2025, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 13, 2025, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer. (13) This Amendment constitutes an exit filing for the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: National Energy Services Reunited Corp.
Address of issuer's principal executive offices: 777 POST OAK BLVD., 7TH FLOOR, HOUSTON, Texas (TX), 77056
Comment:
EXPLANATORY NOTE This Amendment No. 9 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 27, 2018, by Mubbadrah Investment LLC, an Oman limited liability company ("Mubbadrah"), Wild Investment LLC, an Oman limited liability company, formerly Wild Holding LLC ("Wild Investment"), Myrad Investment LLC, an Oman limited liability company, formerly Myrad Holding LLC ("Myrad Investment"), Yasser Al Barami ("Mr. Al Barami"), and Hilal Al Busaidi ("Mr. Al Busaidi" and, together with Mubbadrah, Wild Investment, Myrad Investment, and Mr. Al Barami, the "Reporting Persons"), as amended by the Amendment No. 1 thereto filed with the Commission on October 8, 2019, the Amendment No. 2 thereto filed with the Commission on June 24, 2020, the Amendment No. 3 thereto filed with the Commission on October 21, 2020, the Amendment No. 4 thereto filed with the Commission on November 22, 2021, the Amendment No. 5 thereto filed with the Commission on June 23, 2022, the Amendment No. 6 thereto filed with the Commission on August 12, 2024, the Amendment No. 7 thereto filed with the Commission on March 24, 2025 and the Amendment No. 8 thereto filed with the Commission on November 24, 2025 (such Schedule 13D as amended to date, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

As a result of the open market sales described below, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer's Ordinary Shares. Therefore, the filing of this Amendment constitutes an exit filing for the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D): This Amendment reports: (a) the sale by Mubbadrah in open market transactions from November 5, 2025 through January 22, 2026, of 867,478 Ordinary shares of the Issuer as described on Schedule A; and (b) the date on which the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based upon a total of 100,777,759 Ordinary Shares, no par value, of National Energy Services Reunited Corp., outstanding as of September 30, 2025, as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on November 13, 2025, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A is incorporated by reference.
Transactions in the class effected during the past sixty days: This Amendment reports: (a) the sale by Mubbadrah in open market transactions from November 5, 2025 through January 22, 2026, of 867,478 ordinary shares of the Issuer as described on Schedule A.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Mubbadrah Investment LLC: /s/ Hilal Al Busaidi, Hilal Al Busaidi (02/12/2026)
- Mubbadrah Investment LLC: /s/ Yasser Al Barami, Yasser Al Barami (02/12/2026)
- Wild Investment LLC: /s/ Yasser Al Barami, Yasser Al Barami (02/12/2026)
- Myrad Investment LLC: /s/ Hilal Al Busaidi, Hilal Al Busaidi (02/12/2026)
- Yasser Al Barami: /s/ Yasser Al Barami, YASSER AL BARAMI (02/12/2026)
- Hilal Al Busaidi: /s/ Hilal Al Busaidi, HILAL AL BUSAIDI (02/12/2026)